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King G 2.0 - Expansion!

Dive Bar

500 e. 18th Street
Kansas City, MO 64108
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King G 2.0 - Expansion! previously received $101,100 of investment through Mainvest.
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $40,000 invested.
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THE PITCH
King G 2.0 - Expansion! is seeking investment to expand kitchen and open an alley bar named 'Jim's'.
Lease SecuredExpanding LocationRenovating LocationGenerating Revenue
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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Jim's Bar

From the same team that brought you 'King G'!

'Jim's (an alley bar)' will be a new bar and grill located to the east of King G, sharing expanded, much-needed kitchen space, with King G. We successfully launched a Mainvest campaign for King G in the fall of 2020. We raised 101k! We are on pace for 1.6m in our first year and the addition of more kitchen space and another bar (Jim's) should bring us over the 2m marker. More importantly, King G has 4.9 stars on Google Reviews (79 reviews).

OUR STORY
Jim's (an alley bar) will be a 1000 sq ft bar located to the east of King G, featuring yard beer, draft cocktails, and bar food.
In addition to the expansion, King G will be provided additional kitchen space for a fully operational grill and hood system, along with bar prep space for King G's leading cocktail program.
Please see 'Executive Business Summary' for more detail!
We successfully launched a Mainvest campaign for King G in the fall of 2020. We raised 101k! We are on pace for 1.6m in our first year and the addition of more kitchen space and another bar (Jim's) should bring us over the 2m marker.
See WWW.KINGGKC.COM for more information on the success of 'King G' and the Mainvest campaign supporting it!
MOST IMPORTANTLY, your investment will be paid by gross receipts from BOTH King G and Jim's! 2 for 1!
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THE TEAM
Eric Flanagan
Owner/Operator

Eric Flanagan has been an owner/operator (OFFKEY, Bridger's Bottle Shop) and general manager of multiple restaurants (Leinenkugel's), bars (Westport Ale House, 99 Hops House, McFadden's) over the last 15 years. Eric has experience in fundraising, site selection, lease negotiation, construction, accounting, training, and operations, for entities ranging from 800k-4m annual revenue.

His experience in cost controls, marketing, and overall operations, has led to ROI's ranging from 10-38% (depending on the concept) for investors and corporations.

Eric is also a brewer, experienced beer purchaser, Certified Cicerone, and Certified Beer Judge, with in-depth knowledge and passion in beer education and brewing. He currently works at Sandhills Brewing Company in Mission, KS as a brewer and bartender, when not working on this project.

When not working, Eric is planning a wedding in October of 2021 to his long-time girlfriend/fiance, Jess. His hobbies, right now, are entertaining his 3-year-old named Madelyn and a needy chocolate labrador named Bernie.

Eric is excited to lead his best project to date in the heart of the vibrant Kansas City Crossroads District, in downtown Kansas City, MO.

Howard Hanna
Chef/Consultant

Howard Hanna is an award-winning chef and restaurateur based in Kansas City, Missouri.

He is known for establishing relationships with farmers, his commitment to sustainability, and promoting inclusive hospitality. Howard put down roots in KC after graduating first in his class from the Culinary Institute of America in New York in 2003 and garnering valuable experience in some of NYC's great restaurants, including Union Square Cafe.

Howard's eclectic tastes and approachable midwestern style have earned him recognition by the James Beard Award Foundation as a two-time semifinalist for Best Chef: Midwest. He opened his first restaurant, The Rieger, in 2010 which became known as one of Kansas City's landmark restaurants until closing in late 2020 amidst the Covid 19 pandemic.

In 2014, Howard followed up on The Rieger's success by opening Ça Va, a champagne bar and bistro which has garnered national attention.

Before closing the Rieger, Chef Howard and his team transitioned the restaurant into the Crossroads Community Kitchen working to salvage food that may have gone to waste while feeding food insecure people in Kansas City and keeping his staff working while many restaurants were shut down or laying people off. During the spring and summer of 2020, the Crossroads Community Kitchen served over 85,000 meals to people in need, an accomplishment that Howard and the Rieger team will be proud of for years to come.

Chef Hanna was invited by the James Beard Foundation to attend Chef's Bootcamp for Policy and Change in 2017. He received international exposure in 2018 by hosting a pop-up at Chambre Noir, a natural wine bar in Paris, participating in the US-Japan Leadership Conference in Kyoto and Tokyo in 2019, and cooking at Tuscany's Podere Ciona Winery where he composed his menu entirely from the inspiration taken from local ingredients. Howard is actively involved in the fight for workers' rights and other social justice causes and was asked to speak at a press conference in the US Capitol alongside Congressional leaders in support of a bill to raise the federal minimum wage. Howard loves to travel and explore other cultures, and most of his extended family lives overseas in Samoa and Aotearoa/New Zealand, but he is always proud to represent Kansas City by showing off the best of what the Midwest has to offer.

He is often found cooking outdoors, at farm dinners, charity events, and pig roasts. Howard is the founder of Manaia Hospitality, a new restaurant group that will roll out two concepts in 2021.

Chef Howard has always wanted to showcase his love for old-school delicatessen sandwiches in some form and is excited to join the 'King G' team to accomplish that goal.

Danielle Lehman
Marketing Manager

With over 15 years of experience in marketing, Danielle spent the first decade of her career working on both the agency and client-side in industries including hospitality, eCommerce, software, and consumer packaged goods before launching her consulting firm. Having worked for clients including Johnny Rockets, Zpizza, and Yogurtland, she has built upon her experience to build a team of interdisciplinary digital experts, including brand strategists, marketers, designers, developers, and other specialists in the marketing and tech space.

Outside of work, Danielle spends her time exploring America's vibrant and diverse food scene by producing and hosting Open Belly, a podcast sharing the stories of immigrant chefs. She is also the founder of CurbsideKC.com, an effort to inform Kansas Citians about curbside pickup

offerings at locally-owned restaurants during the pandemic. She also spearheads a program in Kansas City to rescue food waste from restaurants and give it a new purpose at local hunger relief organizations.

Gus Cobb
Bar Manager

For the last three years, Gus Cobb, has been part of the most talented and sought-after hospitality teams in the midwest. Gus previously worked two-year stints at both the Rieger Hotel Grill & Exchange (led by Chef Consultant Howard Hanna) and subterranean cocktail bar, Manifesto. He most recently re-opening and redesigning the bar and bar program at Lawrence, KS favorite Limestone Pizza.Kitchen.Bar.

At the Rieger and Manifesto, Gus honed his skills and love of the hospitality industry. Charged with contributing to both the Rieger and Manifesto menus every four months simultaneously, he deepened his knowledge of cocktail curation and execution.

A natural lover of the outdoors, Gus is an avid rock climber. Taking him to all corners of the Western United States, and across the Atlantic to the United Kingdom and southern France where he spent a year abroad. Fitness and goal-oriented, Gus has completed five half and one full marathon.

Gus attended The University of Kansas, completing a bachelor's in Art History & Business. In the summer of 2015, he was able to snag a door position at the legendary 8th Street Taproom, where the midwestern classic cocktail "the horsefeather" was created. This door position allowed him to discover a new world of booze, beer, and hospitality.

After, several years of learning under Lawrence veteran bartenders at the Taproom and Limestone P.K.B, his eyes were set on the Rieger Hotel & Manifesto, in downtown Kansas City.

Gus joined, Manifesto, the highest volume craft cocktail bar in the Midwest sharpening his speed, efficiency, and hospitality. After Manifesto, Gus moved upstairs to the Rieger, to learn a new world of fine dining, wine, and an entirely different kind of guest experience.

Gus is excited to start a new chapter as the bar manager for King G; providing a fun, safe, and trusting environment for guests and staff alike.

Zac Sachs
Kitchen Manager

Zac Sachs knew at a young age that food was going to be his life. He started bussing tables when he was old enough to be in the kitchen and hasn't had a job that wasn't in the restaurant industry, whether, cooking, serving, bartending, or managing. His different roles created respect and love for both front and back of the house.

Zac's first management stint was as a kitchen supervisor with Marriott Hotels. He learned effective corporate systems and leadership training. After the Marriot experience, Zac became a GM for Planet Sub, a locally owned deli shop.

After several years at Planet Sub, Zac was recruited by Penn Gaming to run the deli at Argosy Casino. He spent 8 years at the Casino working various management jobs, as Deli Manager, EVS Director, and Asst. Manager for 99 Hops House, working with Eric Flanagan.

Zac is excited to work with Howard Hanna, and together execute a high quality deli and bar food program at King G, for years to come.

I am excited to join this team and help be apart of a this experience.

OUR OFFERINGS

New Info for 'Jim's'! With the addition of a grill and hood system, Jim's will offer a more robust bar menu featuring: Italian Beef, Sausage and Peppers, Beef Slider's, Club Sandwich, and the deli's famous Taylor Ham Sandwich. The grill will also allow the King G Deli to have more flexibility and be more creative.

Jim's will have heartier fare than the deli with simple menu consisting of less than 10 menu items and sides.
Additional, grill, stove, and hood, will allow for more flexibility with both food programs at Jim's and King G.

THE SPACE

With the addition of Jim's, we now have 6850 sq feet and 4 out of 4 suites 'King G' at 500 e. 18th Street, is a 5100 sq. ft. floor plan, maximizing revenue-generating square footage. On the first floor, we have 3 out of the 4 'suites'. 6 artist apartments are above the space.

The staircase to the upstairs apartments separates the bar from the deli (see 'Plans').
The location has an interesting 'Pit Bar' feature (large X, top left of the picture). We have a basement bar that can hold 25-35 people, with a balcony all around it. "Main bar' patrons can look down on 'Pit Bar' patrons and vice versa.
'Pit Bar' is the perfect place for private parties (additional rental revenue) while still having enough square footage at the 'Main Bar' for general admission.
Our 'Main Bar' is a massive horseshoe style bar, with 2 glass garage doors, floor to ceiling glass, 3 entrances, and exits (see 'Plans'). The bar itself fits 25 people seated. Access to the bar on concert nights and First Fridays is a priority to push our revenue. We accomplished that with this design.
Drink rails, high-top tables, and barstools surround the bar area add another 40 seats, plus standing room.
Our Deli has approximately 20 low-top seats, with 5 high top looking out a glass garage door.
A communal back hallway connecting the Bar with the Deli, has 4 bathrooms, storage, and utility closets.
The 'Jim's' addition will be approx 900 sq ft with a single bathroom and around 40 seats.
The kitchen extension will provide a walk in cooler for our food program, a grill, stove, and hood, along with much needed bar prep space.

LOCATION

Location, Location, Location! 'King G' and 'Jim's' are located at 500 e. 18th St., on the NE corner of Locust and 18th street, in the heart of the bustling East Crossroads Arts District (https://kccrossroads.org/). The building buttresses 'Art Alley', which showcases the best in local urban street art.

'King G' and 'Jim's' shares a common wall to the north with prominent art gallery 'Vulpes Bastille' (http://vulpesbastille.com/) and is across the street from popular businesses such as 'Grinder's KC' (https://grinderspizza.com/) and their concert venue 'Crossroads KC at Grinder's' which can hold 2500 patrons for concerts.
Other food halls, breweries, bars, and distilleries, dot the East Crossroads landscape and are within a block or two of 'King G', which you can see on the following map, (King G is denoted with a green dot):
The major residential Milhaus development of the 72 million dollar 'Artistry KC' (https://www.artistrykc.com/) has 340 apartments in construction and is one block south of 'King G' and is currently leasing.
The 283 unit City Club luxury apartments are finishing construction 7 blocks to the west. The mixed-use development is slated to open in May '21. https://www.cityclubapartments.com
The 40 million dollar project, Reverb Luxury Apartment Tower has 132 units and is slated to finish construction in August of '21. This tower is 4 blocks, directly west of 'King G', on 18th Street.
The East Crossroads is located 10 blocks south of the downtown 'core' of Kansas City.

INTENDED USE OF FUNDS

This 125k Mainvest loan will be for the construction of our expanded kitchen and bar. Revenue sharing to 'Jim's Mainvest investors' will come from the total revenue of BOTH King G and Jim's.

The 'King G' project came in at approximately 1.025m, in which we raised 900k through equity and debt investment.
Our debt financing is through a credit union equipment loan (115k), AltCap (50k), and Mainvest (110k).
We have covered the pre-opening cost difference with King G profits and cost reallocation.
Mainvest distributions will be paid by both King G and Jim's gross receipts.
This 2nd Mainvest offering will be allocated to construction costs for an expanded kitchen benefitting King G and Jim's (grill, stove, hood), King G bar prep area, and Jim's (an Alley Bar).

ART ALLEY VIDEO
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Tour of Art Alley, adjacent to King G.

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BACK OF GRINDER'S/CROSSROADS KC
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One block south of location, back of the concert venue. This is across the street from King G.

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KSHB 41
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QUICK TOUR OF SPACE AND 18TH AND LOCUST
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Proximity to Grinder's / Crossroads KC

ARTISTRY KC LOCATION - 1 BLOCK SOUTH OF KING G
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341 unit, which is close to completion.

CONSTRUCTION TOUR
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Winter Construction Tour

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PRESS

In the News — King G

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Updates
Investor Exclusive
JANUARY 12TH, 2022
Q4 Disbursement

Sending the Q4 Disbursement now. Look for a new campaign coming up soon, for our extension. Quarterly update is in our 'Updates' section.
Thanks again everyone!

Investor Exclusive
JANUARY 6TH, 2022
December Update

Happy New Year Everyone!

I just reported our sales for Q4 at $353,213.40. Just under 10k will be dispersed to our Mainvest partners on Monday, January 17th. Your share will hit your accounts shortly after. I appreciate your patience.

A tale of two different Decembers! We started hot out of the gate with some big weeks. Holiday parties and catering orders boosted our weekdays and unseasonably warm weather helped keep our weekends busy. We got a nice head start and we needed it. Unfortunately, we got the Friday/Saturday Christmas Eve/Day this year. We will always be closed during this holiday, along with Thanksgiving and the 4th.

We also closed Sunday the 26th as sales have been nominal on Sundays and we had Monday and Tuesday closed. This gave our staff a much-needed week off, but hurt the bank account.

The following week we had NYE on Friday night. Our party was decent but about 80% of what we do on a normal Friday night. From what I heard we were lucky to do that. For comparison's sake, I heard a rumor that Power and Light District's big NYE party was 40% of what they usually do. With the weather, Omicron scares, etc..it was a weak holiday season for KC Bars and Restaurants. We also lost a Saturday to an Ice/Snow Storm and lost another Sunday to some positive Covid cases. A once-promising month ended up at 108k, 4k less than November.

To boost revenue in Q1, we have a number of things we're working on.

1. Probably the biggest one, and one you'll hear more about is our expansion. You may have noticed some new information on this Mainvest page. We have added an additional suite adjacent to the deli. Back in late September, I heard that a barbershop was going to sign a lease in this space. Knowing we had immediate needs for a flat top grill (we could not run a hood in our current location) for our Taylor Ham sandwich and the ability to expand our menu, I jumped on the 1700 sq ft addition. This will give us a proper grill, stove, oven, and most importantly a hood. In addition to the hood, the expansion will provide more refrigeration needed for both the deli and the bar, another 10 seats for the deli, and bar prep space for our liquor program which is currently 50% of total sales.

900 sq ft of it will be an 'alley bar' named Jim's. More information to come on this bar. It will be part of the King G family and our 'expansion' Mainvest campaign will be paid by revenue from Jim's and King G. We are excited and the staff is pumped. I will let all of you know first before the campaign starts. Stay tuned!

2. Curbside Deli Pickup - Sandwiches to customers that don't want to get out of their warm car. This starts 1/18/21

3. Patio Preparation - Spring will be here soon. We are awaiting our patio permit and will have sidewalk seating added to King G to boost sales.

4. Sales and Community Outreach - my wife Jess handles all sales and is calling on companies and our networks to push catering and parties. Got a company? Want box lunches or platters for a birthday party? Need a bar to get your booze on with 20 of your best friends?!? Email jess@kinggcrossroads.com

5. Word of mouth and reviews - These have been positive and the most impactful. Check out our Google Reviews and more importantly add one, if you'd like.

Here's to 2022! Let's get King G and Jim's over 2m!

Any questions please email me at eric@kinggcrossroads.com. Thanks!

eric

DECEMBER 8TH, 2021
November Update

Hello all,

Hope all is well and you enjoyed your Thanksgiving.

Reviews and publicity are going great for King G. Word of mouth marketing has been positive, and our local FEAST publication just announced us as one of seven of the 'Best New Restaurants (and bar) in 2021', an accolade I'm very proud of. That will be posted on our Instagram tomorrow.

Financially, November sales decreased month over month. We came in at 125k (gross) compared to around 145k in October. There were 5 weekends in October as opposed to 4 in November, which is the biggest discrepancy. We also had our first 'cold' week in early November and also were closed on Thanksgiving affecting sales. We expected big numbers on Thanksgiving weekend, but while Wednesday went well, we did about 80% of what we usually do on Friday and Saturday. We have our theories, but it's good to note for next year. Word around the neighborhood was that everyone posted underwhelming numbers.

December looks bullish with a lot of catering and Pit Bar parties booked, along with NYE, which will be announced tomorrow.

However, Christmas Eve and Day fall on a Friday and Saturday this year, which will affect our sales. We will be closed these days. Things are going well, holiday decorations and light are up, and the staff is happy.

Look forward to dispersing in early January. Keep up with @king.g.kc for updates. Have a great Holiday!

Let me know if you have any questions!

Eric

NOVEMBER 12TH, 2021
October Update

Hello everyone,

Almost into the Holidays and King G is chugging along. We're hitting our expected sales numbers and are now concentrating on new systems and marketing strategies that could push sales including curbside pickup for the deli and a sidewalk patio for the spring.

Our reviews are around 4.8-4.9 and word of mouth has been solid. I'm happy with the way operations and marketing are going.

For the month of October, we did over $142k and are trending in the right direction for November. Last weekend, we had our best Friday, followed by a record day on Saturday of 12.7k. The unseasonably warm weather helped.

Sales are starting to kick into high gear and this could be a nice November and December boost. The Winter drink menu and soups are around the corner!

Hope all is well, and message me with any questions.

Eric

Investor Exclusive
OCTOBER 1ST, 2021
Cash!

It's only a couple weeks of Q3, but at least it's something!

Just under 105k in gross sales since 9/8/21. Thanks again for all your support. Don't spend it all in one place!

Eric

SEPTEMBER 28TH, 2021
2nd Full Week

Hello everyone -

Our 2nd full week went well. We matched our sales from the week before and our labor cost is going down as the team is becoming trained and

quicker. We got some checklists implemented and systems streamlined. The managers and team are finding better ways to do things and every week we are progressing.

We've installed two beautiful internal signs, one that has a QR code to 'Rent the Pit Bar'. We are already getting a lot of inquiries and foresee Jess being busy with booking here in the near future. We've also installed a lot of plants to 'warm' the bar up. People have noticed. Reviews are good so far with 27 on google with the majority of them 5 stars. If you do come in and enjoy your experience, I'd appreciate the reviews on Yelp and Google. Thanks to those that have already done that. Obviously, positive reviews can lead to positive sales! We also broke the 4k mark on Instagram.

Operationally, I'm trying to absorb our new inventory and ordering system called Xtra Chef before inventory is due on the 1st. This technology makes inventory as quick as snapping a picture of our invoices (once set up properly). It has seamless integration with Quickbooks and our Toast POS, so I'm excited to put it to work.

We have a huge concert week this week at Grinder's and are hoping for good weather. Concert nights on Wednesday, Thursday, and Saturday. 311 and Sublime, and Primus next week. I hope we can have a 35k plus week. We're ordering and staffing up. Let's hope for the best.

Look forward to processing Mainvest dividends on the 1st. Thanks!

Eric

SEPTEMBER 22ND, 2021
1st Full Week

Hello everyone,

We had our 1st full week and reviews have been good. We had gross receipts of just over 33k, so right in line with what I expected. The word is getting out and I can tell you, just today, we had our busiest deli lunch with a line out the door. Hard to keep up!..but a good problem to have.

The 1st reconciliation with Mainvest investors is coming up on 10/1 and I'll send another update then.

I'm happy with the staff and we are constantly updating systems to cater to our needs and business volume. We are moving through a lot of product and I hope to see it continually increase. It should, as we have a lot of Grinder's Concerts across the street in the next 4-6 weeks.

While this won't affect revenue or your payments, I wanted to update you on some things in the works. The adjoining suite to the east of us has been for rent and attention has increased after we opened. My hand was forced, kind of, to take that suite before a barbershop signed a lease. I swooped in at the last minute and have a verbal agreement with Abbott Properties. While I don't like the timing, I had to get it before someone else did. It's a necessity as we need to put in a full flat top and hood system with the amount of hot sandwiches we are selling. We also need additional cooler space and bar prep space for our bar program.

We can absorb the lease rate, as is, and won't be paying for some time. The plan is to build support for King G operations as phase 1 and then phase 2 will either be additional deli seating, or a brewery with a small taproom. I haven't had the time to analyze phase 2 ideas, but will keep you updated. These changes will commence in 2022.

Everything is going well, though. Look forward to seeing you down here.

Eric

SEPTEMBER 15TH, 2021
1st week in the books

Hi everyone,

Thanks to those that came out this past weekend. I'd say overall it was a great success. While we are still ironing out some systems, I was happy with the staff's performance and the turnout. Our priority is to smooth out all systems, including Toast POS, operations, and overall workflow so we can be hitting on all cylinders sooner rather than later. The word is spreading and so far our minor issues are good issues to have, i.e. keeping up with the demand.

The discounts are in the system now, so when you come in be sure to tell your server for the 'Mainvest' discount. Hope to see you in soon. Thanks.

Eric

SEPTEMBER 5TH, 2021

Ready to go!

Hello!

Hope you are enjoying your weekend. The boys and I are down here getting ready. Last week went well, with our liquor license arriving at 8am on Thursday. We got all of our product in on Friday, except for our largest liquor order which will be here Tuesday. We're preparing for the two most important days of training, on Tuesday and Wednesday.

People seem to be extremely excited about our open, which shows in the amount of positive RSVP's we received. Due to city Covid restrictions and our occupancy, we'd like to keep it well short of our 180 occupancy. Please come later in the evening. I assure you that you will get enough time in the bar and deli even if you come late. Don't forget your mask.

Thanks again for your support. Tell your friends it's almost 'go' time.

Grand Opening on the 10th!

AUGUST 30TH, 2021
Good news update!

Sorry for the gap in updates. I assure you we've been going 100mph down here.

Great news! We passed City Inspections, Fire, and Health, all within 7 days. The team worked everyday all day and we got it done. I'm giving the boys a much needed day off before our staff orientation party tonight and then we're full go for training.

Just a few more days until we get our liquor license!

Look forward to seeing you all on the 9th!

AUGUST 12TH, 2021
Finishes, Delays, and Inspections

Hello everyone!

Hope you're enjoying your summer. I'm overdue for an update and we have some important dates to communicate.

In terms of construction, we have our first major inspection tomorrow. The bar is 95% done. All the lights and menu boards are installed and the overwhelming reaction from people who visit is 'wow'. I think we're going to make an impact aesthetically in the neighborhood. Most of the equipment is installed and bar stools get here beginning of next week.

Hiring has been great. I was worried about the hiring climate, but I think paying a bit over market and our location has helped. We have 13 bar employees, 8 deli attendants, a barback, and a few door people. In terms of attitude, personality, and hospitality experience, I think we have one of the best crews I've ever been involved with, based on the short amount of time I've been with them.

Construction has not gone as smoothly as I would've liked over the last year, which is obvious by our videos. I think we could get King G done with all required permits, in time, but I'm nervous about how many days between our liquor license (can't get product until we have it) and the opening date. The current schedule doesn't bode well for quality training. I've decided to push back two weeks. We probably only need one extra week, but I want a buffer in case another mistake sprouts up with the city.

In the last month, I've brought in our landlord, Abbott Properties, to help with expediting licenses and other city approvals. They have significant leverage with the city considering their business in KCMO. They've been a big help.

I'm sorry to have to communicate the delay and I despise moving the date again, but I want to open right. I can assure you I'm down here every day at 8 am, making sure this project is not missing anything and putting as much pressure on the GC and trades, as possible.

New Friends and Family - Thursday, 9/9 at 6pm.

Grand Opening Weekend - Starting Friday, 9/10 at 5pm.

Email me with any questions you have and I can give you more details. Thanks!

Eric

JULY 30TH, 2021

Soft Opening!

If you haven't received an official soft open invite, please send your phone number to eric@kinggcrossroads.com.

I'll send you a text invite for RSVP's! Look forward to seeing you there!

JULY 26TH, 2021
Hiring

Hello!

We officially announced our new grand opening to the public today.

In terms of construction, we are waiting for the plumbers to set all the fixtures this week. Tile, floors, doors, and painting are all done. Besides plumbers, we are just waiting on the flooring to come in. They're running late due to supply chain issues, and if they are not here on Wednesday we will be moving to another wood floor, sourced locally. Besides that, it's basically 'punch list' items and waiting on the city.

Glassware and small wares are in. Gus and Zac have been very active in helping around King G, even though they're not on the payroll until 8/9. The menus are done, but not printed or posted yet. The cocktail menu looks delicious and we are testing some food menu items this week. We're accepting applications and I already have 2 days of interviews slotted for both of our managers. Hopefully, we get some good candidates.

I'm glad we pushed the date back and I feel comfortable where we are timewise. Construction and 'change orders' always create quite the battle to stay within budget, but I think I'm doing a good job of cutting where we need to. Some 'wants' will have to wait until after open.

Almost there!

JULY 16TH, 2021
Finishes

Hey everyone!

Here are a few updates:

The bar is coming together and the deli is even farther along. All tiled walls are done, except the bathrooms. Concrete floors are done except the pit bar and look better than expected. The tile and floors have really got me excited. You can finally see the place taking shape. Wood floors are set to be here on the 24th. It got held up overseas.

Minor annoying issues are starting to get solved. Most of our glassware is in. 90% of our equipment is sitting here and ready to be installed. The electrician has most of our lights installed. The stereo system got tested and cranked up yesterday. Wow. Can't wait for people to feel the audio in this place. Definitely a full sound, which is what I was after. Security will be completed on Wednesday.

Menus are being finalized and we will start interviewing immediately when our managers start on the 9th. Gus and Zac have been doing preliminary work from their computers and surprisingly have been down here a lot. I think they're excited to start!

Our HR is set up and ready to go for our team.

Marketing-wise, I'm trying not to post too much on our progress as I want it to be a surprise when we open, but we will start communicating our grand opening on 8/28/21. I'm meeting with Danielle to make sure we execute some effective pre-opening marketing.

I'm sure I'm forgetting a lot! After a long wait, things are starting to move quickly.

Remember to keep 8/26/21 open!

JULY 8TH, 2021
Gus Cobb - Bar Manager

For the last three years, Gus Cobb, has been part of the most talented and sought-after hospitality teams in the midwest. Gus previously worked two-year stints at both the Rieger Hotel Grill & Exchange (led by Chef Consultant Howard Hanna) and subterranean cocktail bar, Manifesto. He most recently re-opened and redesigned the bar and bar program at Lawrence, KS favorite Limestone Pizza.Kitchen.Bar.

At the Rieger and Manifesto, Gus honed his skills and love of the hospitality industry. Charged with contributing to both the Rieger and Manifesto menus every four months simultaneously, he deepened his knowledge of cocktail curation and execution.

A natural lover of the outdoors, Gus is an avid rock climber. Taking him to all corners of the Western United States, and across the Atlantic to the United Kingdom and southern France where he spent a year abroad. Fitness and goal-oriented, Gus has completed five half and one full marathon.

Gus attended The University of Kansas, completing a bachelor's in Art History & Business. In the summer of 2015, he was able to snag a door position at the legendary 8th Street Taproom, where the midwestern classic cocktail "the horsefeather" was created. This door position allowed him to discover a new world of booze, beer, and hospitality.

After, several years of learning under Lawrence veteran bartenders at the Taproom and Limestone P.K.B, his eyes were set on the Rieger Hotel & Manifesto, in downtown Kansas City.

Gus joined Manifesto, the highest volume craft cocktail bar in the Midwest sharpening his speed, efficiency, and hospitality. After Manifesto, Gus moved upstairs to the Rieger, to learn a new world of fine dining, wine, and an entirely different kind of guest experience.

Gus is excited to start a new chapter as the bar manager for King G; providing a fun, safe, and trusting environment for guests and staff alike.

JULY 8TH, 2021
Zac Sachs - Kitchen Manager

Zac Sachs knew at a young age that food was going to be his life. He started bussing tables when he was old enough to be in the kitchen and hasn't had a job that wasn't in the restaurant industry. Whether cooking, serving, bartending, or managing his different roles created respect and love for both front and back of the house.

Zac's first management stint was as a kitchen supervisor with Marriott Hotels. He learned effective corporate systems and leadership training. After the Marriott experience, Zac became a GM for Planet Sub, a locally owned deli shop.

After several years at Planet Sub, Zac was recruited by Penn Gaming to run the Deli at Argosy Casino. He spent 8 years at the Casino working various management jobs, as Deli Manager, EVS Director, and Asst. Manager for 99 Hops House, working with Eric Flanagan.

Zac is excited to work with Howard Hanna and execute a high-quality deli and bar food program at King G for years to come.

JULY 8TH, 2021
New Leaders / Progress

Hello!

Things are progressing! As with construction, some days I want to drink more of the product we're serving, other days it's 'all smiles'.

As much of a marathon this construction process has been, the place is coming together and looking nice. With me, the small problems tend to get more attention than the big wins, which I guess is the nature of the beast.

I'm excited to introduce our new leaders down at King G. I updated their bios, but apparently, after the Mainvest close, you guys can't access those pages. I'll introduce them on Instagram soon, but in the meantime, I'll just post their bio's on here in separate updates.

We have another video featuring Chef Howard Hanna and the food program set to be released. That will be on Instagram and the website, probably this weekend. I haven't pushed any marketing dollars behind a post in a few weeks and will budget some for that video.

We've received 80% of the equipment and it's waiting to find its final resting place behind the bar and the kitchen. More coming today. The deli lights, tin ceiling, and tile wall are all done. Deli is looking good.

The Pit Bar is consistently been a pain in the butt, but we'll get it done. It'll be worth it in the end.

Our vendors are excited to sell us booze, beer, and food! Our interior signs are being made and the designs look sharp. We're honing in on Merch. Our POS and HR systems are being programmed. Security is installed and audio on Tuesday. Almost there!

Look for additional updates on our new leaders!

JULY 2ND, 2021
King G - Update

Hello Mainvest!

I'll have an update this weekend about our progress, new leaders hired, etc., but I wanted to let our Mainvest partners know first, that after some

long debate with Chef Howard, we've decided to postpone our grand opening by 3 weeks and 1 day to August 28th. We will not be coming off this date.

There is a multitude of reasons for this move and I didn't take the decision lightly. Nobody wants to be open more than me, but I promised myself a long time ago that I wasn't going to rush myself or our staff through training. There is no point in spending all this money and time to half-ass a grand opening with poor first impressions.

Our construction crew STILL says that we will be done 7/22. That may be true, but according to the schedule we are behind 10 days on various things and the site doesn't pass my eye test. IF we were to be done on 7/22, that doesn't mean the city (Fire/Health/Occupancy/Licenses) will cooperate. There are key materials we are still waiting for. I have some equipment that is taking longer than others.

Then you add the labor market. If we were to hire staff, not hit our date, and then postpone them for 3 weeks, I'd have to compensate them or lose them to other restaurants/bars, plus the added salary of my two leaders.

In the end, maybe we could make it for the original date, but it's too much of a gamble at this point and if we lose that bet it'll cost the business a lot more money than just the extra rent incurred.

Hopefully, this doesn't mess up your plans, but I wanted to be in front of this rather than make a reactive decision three weeks from now. Let me know if you have any questions.

For those interested, here's the schedule for our staff. The new Friends and Family Night is highlighted:

Monday, August 9th - Kitchen and Bar Manager Start Date, On-site

Friday, August 13th - 'Staff Hired, and in Place'

Thursday, August 19th - 7pm-ish - Orientation at King G - Main Bar

Friday, August 20th - Staff Training (Time TBD)

Saturday, August 21st - Staff Training (Time TBD)

Sunday, August 22nd - Staff Training (Time TBD)

Monday, August 23rd - Staff Training (Time TBD)

Tuesday, August 24th - Toast Installation and Toast Staff Training (9am-5pm)

Wednesday, August 25th - Staff Training (Time TBD)

Thursday, August 26th - Friends and Family (starts 7-ish)

Friday, August 27th - Social Media Influencers and Fancy People (starts 7-ish)

Saturday, August 28th - Grand Opening at 5:00pm

Sunday, August 29th - Regular schedule

Monday, August 30th and Tuesday, August 31st - OFF

Wednesday, September 1st - REGULAR SCHEDULE....off to the races.

Please email me with any questions.

- eric

p.s. the bar is looking beautiful, despite the construction dust.

Investor Exclusive
JULY 1ST, 2021
New Video

Check out this new video about our logo and branding here: https://youtu.be/fDh7NmmbeEM

JUNE 23RD, 2021
Bars Installed

Hello everyone!

Thanks again for the support. We finally got all the funds from Mainvest and are putting it to good use. A lot going on down on the site. All the bars are installed. The 'Pit Bar' is always giving us issues and we are reworking the cabinetry and bar install, but all minor. Trying to make sure we have enough room for as many patrons as possible down there. Main bar front bar and back bar are looking good! Painters finished up the second coat and Deli lights are being installed today.

The last few days Buildforce (bar builders, walls, ceilings, etc.) have had 6 or more people working down there which is always what I love to see.

I've made an offer to a KM for the deli and am still seeking the right fit for Bar Manager.

We're still shooting for 7/29 for friends and family. I will assess our progress in all facets the first week in July. We've come this far and I don't want to rush, but as of right now we're on pace.

JUNE 9TH, 2021
Minimum hit! Thank you everyone for your support and contribution!

Can't wait to get you guys and gals paid back (with interest) as quickly as possible!

Let's keep this thing rolling.

- Eric

JUNE 9TH, 2021
Deadline and TV attention

Thank you to all the new investors and those that increased their commitment!

41 Action News did a story on King G and Mainvest that posted today. We've added that to our Mainvest page if you want to check it out, or here is the link: https://www.youtube.com/watch?v=VUrUh6GsldE

We're hoping to hit our minimum, as we have two days left! Hopefully, we can power through the minimum and raise even more. Everything helps when you're still within construction. Something always pops up.

Currently, Buildforce fabricators are installing all the bars and counters. Our tile installation will be starting soon, as well. Time to start taping up paper on the windows in preparation for our big reveal!

Thanks again for the support and email me with any questions!!!

Eric

JUNE 2ND, 2021
Investment Confirmation and Schedule

Hello!

Thank you for confirming your commitment. We've decreased the floor of our 'ask' to 86k and extended a week. I've been able to secure a capital infusion outside of MainVest to help us hit our goal.

The construction guys are working on the Main Bar Soffit ceiling. Our gold-finished grids are heavier than expected but look beautiful. Once this is completed, the bars will be installed. Touch-up paint and bathrooms are coming up, as well.

Our opening schedule is as follows:

Staff Training: Monday, 7/19 - 7/28

Soft Opening: Thursday Evening, 7/29 (Family, Friends, Investors, Abbott Prop, all construction workers, and/or anyone that had anything to do with the project)

Soft Opening: Friday Evening, 7/30 (Media, Social Media Influencers)

Closed: Saturday 7/31-8/3

Doors Open (No advertisement): Wednesday 8/4

Doors Open (No advertisement): Thursday 8/5

Grand Opening: Friday 8/6

Let me know if you have any questions!

Our new video will be released tonight on Instagram! Almost 1k followers already.

Thanks for the support.

MAY 26TH, 2021
5/26/21 - Painting Finished/Marketing

Hello everyone and thank you for your support!

We have been getting some great publicity, most recently from Feast Magazine and Kansas City Business Journal. The latest being MainVest focused, which is great. It's an honor to be the first in Kansas City to implement this crowdfunding idea.

Construction is moving faster. Besides some touch-ups the painting is done on the ceiling and ductwork. The deli has a nice stark white look and the black ceilings in the bar really frame out the main bar and mural. We've had some change orders due to material costs and have had to make some cuts here and there, but nothing that affects the 'impact' of the project.

I'll be covering the windows as soon as all the bars and cabinets are delivered. The change in the space should be tremendous. I'm excited to see them.

Very busy! All the vendors are coming out of the woodwork due to the articles and people are interested which is nice, but makes for a full day! Again, please spread the word. I'd like to get this campaign over the 100k marker!

MAY 14TH, 2021
May - Construction!!!

Hello!

Thanks again for all your support. It's been a busy couple of weeks for us. We are done with drywall and painting is starting soon. My expectation was for us to be done with painting this week, but we've had a bit of a ceiling mishap in the kitchen. We made some concessions to save money and overlooked an area where we need a scrubbable ceiling service for the health department. Minor issue, but one that slows down 'the chain'. Kind of an annoying domino effect. The main bar soffit looks great, though, and beautifully segments the space.

Construction is never smooth, some weeks we're rocking and rolling and some weeks not so much. We should be back up to speed next week.

My time has been concentrated on Marketing this past week. We had a great food photoshoot, which completed our website (kinggkc.com). Once that was completed, we triggered our press release. We were picked up by the Kansas City Star, Kansas City Business Journal, KC City Scene, and Startland.

I had two long-form interviews with Feast and Startland that will be published today or early next week. I also have another one scheduled with Kansas City Business Journal on Monday. We plan to pick the most 'glowing' interview or two and then push that with marketing dollars with boosted posts on Instagram.

Hopefully, the blend of our social media, word of mouth, and articles will start drawing some additional attention to our project and this page.

Besides that, we have the landlord completing their construction 'punch list'. I'm in the middle of a Coke or Pepsi decision, lol, and also in the middle of reworking our Toast 'POS' contract (new rep and new technology since I signed). We have our exterior signs installed on Thursday.

Thanks again for all your support and please share this MainVest offer with your friends!!!!

APRIL 30TH, 2021

Drywall!

Hello everyone! Thanks again for the support.

Things are moving at a brisk pace. Drywall is about 75% done as I post this. The bar and deli are starting to look like an actual bar and deli. It's funny how spacing changes when drywall goes up and I like what I see. We should be done by the beginning of next week. Afterward, our casework (bars and drink rails) will be delivered from our finish carpenters (BuildForce Innovations) in North Kansas City. Check out the pics on our Instagram @king.g.kc

We finalized most of the menu with Chef and start our food photoshoot on Tuesday. After that, we will be releasing our social media campaign, a marketing video, and a press release.

Please share with your friends before we push it to the public! Spread the word! If you want a tour, let me know! e.flanaganconsulting@gmail.com

Thanks again!

APRIL 23RD, 2021
Inspections Passed

Thanks for joining the campaign!

We passed all of our rough-in inspections this week and will be installing drywall on Tuesday and Wednesday of next week.

I'm finalizing the menu with Chef on Tuesday, menu pictures will be shot within a week of that meeting, and then we start our marketing campaign and press releases in the second week in May. Time to spread the word!

Please continue to share this campaign with friends! Thanks again.

APRIL 16TH, 2021
Thank you!

Thank you to everyone who has invested in these early days of the campaign. It means a lot to me. I'll try to keep you updated with the general timeline of this project and won't bog you down with the minutiae.

Next week we start the drywall construction phase. This step is always nice as everyone who has worked on the project will get to see some walls up. Drywall is always a nice visual sign of progress.

We are excited about our marketing plan. We have a 5 part vignette that will be out in a month. We also are going to execute our press releases in mid-May to various publications, but I might move that up a week to coincide with MainVest marketing.

Let me know if you have any questions and please spread the word!

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
"Jim's" Leasehold Improvements $117,500
Mainvest Compensation $7,500
Total $125,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $2,200,000 $2,332,000 $2,448,600 $2,571,030 $2,648,161
Cost of Goods Sold $510,000 $540,600 $567,630 $596,011 $613,891
Gross Profit $1,690,000 $1,791,400 $1,880,970 $1,975,019 $2,034,270

EXPENSES

Rent $124,125 $131,572 $138,150 $145,057 $149,408
Utilities $20,000 $20,000 $20,000 $20,000 $20,000
Salaries $160,000 $160,000 $160,000 $160,000 $160,000
Insurance $36,000 $36,000 $36,000 $36,000 $36,000
Equipment Lease $44,000 $44,000 $44,000 $44,000 $44,000

Repairs & Maintenance $21,000 $21,000 $21,000 $21,000 $21,000

Supplies $25,000 $25,000 $25,000 $25,000 $25,000

Hourly Labor $506,000 $536,360 $563,178 $591,336 $609,076

Legal & Professional Fees $36,800 $36,800 $36,800 $36,800 $36,800

Marketing $18,000 $18,000 $18,000 $18,000 $18,000

Merchant Fees $70,000 $74,200 $77,910 $81,805 $84,259

Charity $10,000 $10,250 $10,506 $10,768 $11,037

Payroll Taxes $128,000 $135,680 $142,464 $149,587 $154,074

Operating Profit $491,075 $542,538 $587,962 $635,666 $665,616

This information is provided by King G 2.0 - Expansion!. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

J I M 'S Exec. Summary.docx

Investment Round Status

Target Raise $125,000

Maximum Raise $148,000

Amount Invested $0

Investors 0

Investment Round Ends April 15th, 2022

Summary of Terms

Legal Business Name Good Beer LLC.

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $40,000 invested

1.5×

Investment Multiple 1.3×

Business's Revenue Share 1.8%-2.1%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1st, 2027

Financial Condition

Other outstanding debt or equity

As of 1/19/22, Good Beer LLC. dba "King G" has debt of $300,937 outstanding and a cash balance of $200,000.00. This debt is sourced primarily from Stackmend1 LLC. and will be senior to any investment raised on Mainvest. In addition to the Good Beer LLC. dba "King G"'s outstanding debt and the debt raised on Mainvest, Good Beer LLC. dba "King G" may require additional funds from alternate sources at a later date.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of King G 2.0 - Expansion! to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

King G 2.0 - Expansion! operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. King G 2.0 – Expansion! competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from King G 2.0 – Expansion!'s core business or the inability to compete successfully against the with other competitors could negatively affect King G 2.0 – Expansion!'s financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in King G 2.0 – Expansion!'s management or vote on and/or influence any managerial decisions regarding King G 2.0 – Expansion!. Furthermore, if the founders or other key personnel of King G 2.0 – Expansion! were to leave King G 2.0 - Expansion! or become unable to work, King G 2.0 – Expansion! (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which King G 2.0 – Expansion! and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, King G 2.0 – Expansion! is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

King G 2.0 – Expansion! might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If King G 2.0 - Expansion! is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt King G 2.0 – Expansion!

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect King G 2.0 – Expansion!'s financial performance or ability to continue to operate. In the event King G 2.0 – Expansion! ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither King G 2.0 – Expansion! nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

King G 2.0 - Expansion! will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and King G 2.0 - Expansion! is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although King G 2.0 - Expansion! will carry some insurance, King G 2.0 - Expansion! may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, King G 2.0 - Expansion! could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect King G 2.0 - Expansion!'s financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of King G 2.0 - Expansion!'s management will coincide: you both want King G 2.0 - Expansion! to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want King G 2.0 - Expansion! to act conservative to make sure they are best equipped to repay the Note obligations, while King G 2.0 - Expansion! might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If King G 2.0 - Expansion! needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with King G 2.0 - Expansion! or management), which is responsible for monitoring King G 2.0 - Expansion!'s compliance with the law. King G 2.0 - Expansion! will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if King G 2.0 - Expansion! is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if King G 2.0 - Expansion! fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of King G 2.0 - Expansion!, and the revenue of King G 2.0 - Expansion! can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of King G 2.0 - Expansion! to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a

representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by King G 2.0 - Expansion!. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Eric F. Lenexa, KS 7 months ago King G 2.0 - Expansion! Entrepreneur

Thank you, everyone! We raised $101,100.00, which is more than I expected. Now it's time to get to work! We plan to have the Friends and Family party, including investors, media, and construction workers, on Thursday, 7/29/21. All are welcome. More details to come on that. The first disbursement is slated for 7/31, but at that point, we will only be open for 2 days and most likely will be 'comped' parties (Friends and Family, Social Media influencers). The next disbursement on 10/31/21 will be the 'real' first disbursement with a full quarter of business behind us. Thanks again for the help. I'll keep updating on this, but be sure to follow us on Instagram. - Eric

Reply
Mark H. Chicago, IL 7 months ago

I invested because I believe in Eric!! Great things happen to Great people!

Reply
Eric F. Lenexa, KS 7 months ago King G 2.0 - Expansion! Entrepreneur

Thanks Mark. Awesome that you joined us from Chicago. Can't wait for your next trip to KC!

Reply
Karen K. Belmont, MA 7 months ago

I invested, because I have known Eric for over a decade and would love to see KC area local restaurants do well.

Reply
Eric F. Lenexa, KS 7 months ago King G 2.0 - Expansion! Entrepreneur

Thanks for the support, Karen!

Reply
Nathaniel B. Kansas City, MO 8 months ago

Very excited for this to open in the Crossroads! This is a great location in a growing and thriving district, and Eric has the experience and beer knowledge to make it a very successful establishment. I can't wait to visit!

Eric F. Lenexa, KS 8 months ago King G 2.0 - Expansion! Entrepreneur

Thanks Logan. Great to have a tasting partner join the team! Look forward to having a beer and probably scrutinizing it too much in the near future!

Joan P. Gillette, NJ 8 months ago

Super excited to see this dream coming to fruition.

Eric F. Lenexa, KS 8 months ago King G 2.0 - Expansion! Entrepreneur

Thanks for joining, Aunt Joan!

Donald L. Leawood, KS 8 months ago

This is an "A" location across the street from Grinders performance venue and within 4 blocks of the free street car line.

Eric F. Lenexa, KS 8 months ago King G 2.0 – Expansion! Entrepreneur

Thanks, Don. Pleasure showing you guys around.

Donald L. Leawood, KS 8 months ago

I invested because I wanted to support local businesses

Eric F. Lenexa, KS 8 months ago King G 2.0 – Expansion! Entrepreneur

Thank you, Donald! We appreciate the support. If you are ever in the area, feel free to reach out and I'll show you the place! – eric king.g.kcxr@gmail.com

Scott D. Kansas City, MO 9 months ago

How do you get a return on your investment?

Eric F. Lenexa, KS 9 months ago King G 2.0 – Expansion! Entrepreneur

Scott, MainVest returns are based on revenue sharing notes paid out quarterly by the local business you have invested in. There is more information on the main page. You can locate our terms and offer on the King G main page.

Eric F. Lenexa, KS 9 months ago King G 2.0 – Expansion! Entrepreneur

The information you're seeking is probably under the 'Data Room' tab on the main King G page. Let me know if you're looking for more detail. Thanks for inquiring.

Scott D. Kansas City, MO 7 months ago

Just invested. I think this location is awesome and I cant wait to come have a cold one!

Eric F. Lenexa, KS 7 months ago King G 2.0 – Expansion! Entrepreneur

Thanks for joining, Scott! Can't wait to see you down there.

William R. Fairway, KS 9 months ago

Eric knows hospitality and I know this new venture will be a success. Looking forward to seeing the new space when it's completed!

Eric F. Lenexa, KS 9 months ago King G 2.0 – Expansion! Entrepreneur

Thanks Bill! I'm glad you're joining us. Look forward to seeing more of you.

Christopher L. Lawrence, KS 9 months ago

I invested because of the experienced and talented ownership behind this business project, as well as the excellent location within the KC Crossroads Art District; a unique gem of Kansas City with boutique shops, one-of-a-kind restaurants, creative businesses, studios and art galleries, with lots of events going on all throughout the year to enjoy!

Eric F. Lenexa, KS 9 months ago King G 2.0 – Expansion! Entrepreneur

Appreciate your support, Chris! Can't wait to see you down there!

Bradley C. Gladstone, MO 9 months ago

Have to support a new KC business especially in my favorite section of town!

Eric F. Lenexa, KS 9 months ago King G 2.0 – Expansion! Entrepreneur

Bradley, thanks so much for your support. Can't wait to grab a beer with you!!

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